                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 FORM 10-SB/A-6

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                          BIFS TECHNOLOGIES CORPORATION
                 (formerly known as BIOFILTRATION SYSTEMS, INC.)
                 (Name of Small Business Issuer in its charter)

            Florida                                65-0382549
(State or other jurisdiction of            (I.R.S. Employer Identification
incorporation or organization)                      Number)

            2075 Fruitville Road, Suite 200, Sarasota, Florida 34237
               (Address of principal executive offices) (zip code)

                    Issuer's telephone number: (941) 343-9300

           Securities to be registered under Section 12(g) of the Act:

Title of each class to be so registered     Name of each exchange on which each
                                                class is to be registered

Common Stock, $.00001 par value

INTRODUCTORY STATEMENT

BIFS Technologies Corporation (f/k/a BioFiltration Systems, Inc.) has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Act of 1934. The primary purpose for this is that the Company intends to be listed for trading on the OTC
Electronic Bulletin Board. Under the current NASD rules, in order to become listed on the OTC Electronic Bulletin Board, a company now must be a reporting company under the Securities Act of 1934.

This registration statement, including the information that may be incorporated by reference, contains forward-looking statements including, among other items, statements regarding the Company's business and growth strategies and anticipated trends in the Company's business and demographics. These forward-looking statements are subject to a number of risks and uncertainties, some of which are beyond the Company's control. Actual results could differ materially from these forward looking statements as a result of factors including, among others, regulatory or economic influences. The Company's common stock is a penny stock pursuant to Section 15g(2) of the Exchange Act. Prior to effecting a transaction in a penny stock for or with the account of a customer, the broker must provide the customer with a penny stock disclosure document and must receive written acknowledgment of receipt of that disclosure document by the customer pursuant to Exchange Act Rule 15g-2. The broker must also provide the customer with various disclosures required under Exchange Act Rule 15g-3,
15g-4, 15g-5 and 15g-6. The transactional exemptions from these rules are listed in Exchange Act Rule 15g-1.

                                    GLOSSARY

ACETOGENISIS
The production of acetic acid, and similar organic acids, by microorganisms during the anaerobic degradation of wastewater into methane, carbon dioxide and water.

AEREATION
To mix air into a wastewater.

AEROBIC BIOFILTER (ABF)
The aerobic biofilter is used to treat wastewater streams using aerobic microorganisms. The aerobic biofilter will produce over ten times the amount of biosolids (waste activated sludge) that the anaerobic biofilter (ANBF) produces.

AEROBIC MICROORGANISMS
A microorganism that lives in contact with air using oxygen to support life.

AMBIENT AIR
Atmospheric air, the air we breathe.

ANAEROBIC BIOFILTER (ANBF)
The anaerobic biofilter is used to treat wastewater streams using anaerobic microorganisms. The anaerobic biofilter can treat wastewater with high COD concentrations while producing very little sludge.

ANAEROBIC MICROORGANISMS
A microorganism that lives without contact with air or the use of oxygen to support life.

BIOFILTER (BF)
The biofilter or biofiltration process provides a means of filtering and simultaneously destroying waste components in a liquid (aqueous) or air stream by entrapped microorganisms on the filter media. The microorganisms are responsible for destroying waste chemicals and cleaning the fluid.

BIOGAS
The gas, primarily a mixture of methane (CH4) and carbon dioxide (CO2), produced by microorganisms that consume organic waste components for food. Generally the percentage of CH4 in the mixture is in the 55-60% range in sludge digesters and
70-90% CH4 in ANBF's processing liquid wastes, such as condensate and still bottoms from waste beer processing.

BIOREACTOR
A structure, typically a steel or concrete tank, used to biologically treat wastewater.

BIOREMEDIATION
To reduce contaminant levels in air, soil or water using microorganisms.

BIOLOGICAL OXYGEN DEMAND - 5 DAY TEST (BOD5)
A test, commonly used by municipalities to attempt to describe the amount of oxygen demanding components in a wastewater sample which would be biologically oxidizable. In many industrial wastewaters there exists a rough correlation between BOD5 and COD of about 0.7 in untreated waters.

CHEMICAL OXYGEN DEMAND (COD)
The oxygen equivalent required to completely chemically oxidize all organic and other oxidizable components of a wastewater sample. Generally expressed in milligrams per liter of COD in a wastewater sample.

COD LOAD RATE
The amount of COD (mg/l) introduced to the bioreactor per liter per day.

DEGRADATION
Reduction of a contaminant to a simpler compounds or elements.

EDUCT
To separate.

EDUCTORS
A mechanical separator.

EFFLUENT
A stream of wastewater.

EUTROPHICATION  ("Good Food")
The addition of wastewaters high in organic and other oxygen demanding components (e.g., ammonia and nitrogen) to natural waterways results in rapid oxygen depletion of those waters with concomitant fish kill and further imbalance of the natural ecosystem.

FIXED FILM BIOREACTOR
A bioreactor that uses a film to promote growth of microorganisms.

GRAM (g)
The mass of one cubic centimeter (cc) of water at standard temperature and pressure. There are 454 grams in one pound.

HYDRAULIC LOAD RATE
The volume of wastewater flowing into the biofilter per unit volume per unit time. For example 40,000 gallons/18,000 gallons biofilter volume/day (151,400 liters/68,130 liters/day) would be a hydraulic load rate of 2.22 gallons/gallon/day (2.22 liters/liter/day). Note: this does not reflect the organic or COD load rate, liquid only. It does, however, determine the retention time of the liquid in the biofilter.

HYDRAULIC RETENTION TIME (HRT)
The hydraulic retention time is the time a batch of wastewater remains in the biofilter for treatment. The HRT is determined by the flow of liquid to the fixed volume of the BF. If the hydraulic load rate is 40,000 gallons/18,000 gallons reactor volume/day or 2.22 gallons/gallon/day, then 24 hours/2.22 = 10.8 hours HRT. HRT can also be calculated by inverting the equation; 18,000 gallon reactor volume/40,000 gallons/day x 24 = 10.8 hours HRT.

JETS
Nozzles used to control the pressure, flow rate and direction of flow of a wastewater in a tank or bioreactor.

LEACHATE
Contaminated fluids that collect and are discharged from a production process or solid waste debris such as a landfill

LITER (1)
Metric measure of liquid volume (approximately one (1) quart). There are 3.785 liters in each U.S. gallon at standard temperature and pressure (STP).

METHANE
Methane gas (CH4) is highly volatile, is the major component of natural gas and biogas, and contains useful energy.

METHANOGENIC CONSORTIUM
A group of anaerobic bacteria that together can convert contaminants in a wastewater into methane (CH4) and CO2. All the necessary bacterial species are present in active anaerobic sludge from an anaerobic digester. Proper start-up of an ANBF selects and strengthens those bacteria necessary to the conversion of components in a specific wastewater.

MILLIGRAM (mg)
1/1,000 of a gram. There are 1,000 grams in one (1) kilogram of mass at standard temperature and pressure.

MILLILITER (ml)
1/1,000 of 1.0 liter. Also known and defined as 1 cubic centimeter (1 cc). There are 1,000 ml or cc in one liter at Standard Temperature and Pressure (STP).

pH (POWER OF THE HYDROGENATION) A measure of acidity (pH 0-7) or alkalinity (pH
7-14) of a wastewater sample. pH is a logarithmic function, therefore every decrease of 1.0 unit of pH increases the acidic nature of the solution (H +) by an order of magnitude (factor of 10).

PACKING
Geometrically designed objects typically two to six inched in diameter constructed of ceramic, metal or plastic that are used to promote growth of microorganisms and increase contact of the microorganisms with wastewater in a bioreactor.

REMOTE PERFORMANCE TRACKING OF OPERATION FACILITIES
The remote monitoring of treatment systems using telemetry and/or internet data downloading.

TERMINAL ELECTRON RECEPTOR
A compound or element that can attract and hold another compound or element in a biochemical reaction.

TOTAL ORGANIC CARBON (TOC)
The direct measure of organic carbon in a wastewater sample. In industrial wastewaters, there is a fairly good correlation of COD to TOC of about 2:1.

VENTURI ACTION
A mixing of air into water or wastewater caused by the flow of the fluid across a nozzle.

VOLATILE ORGANIC COMPOUNDS (VOC)
Organic (carbon-containing) compounds contributing to air pollution.

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS

A.       Business Development and Summary

BIFS Technologies Corporation (f/k/a BioFiltration Systems, Inc.), hereinafter referred to as the "Company", was incorporated on December 17, 1992, under the laws of the state of Florida. The Company is authorized to issue 800,000,000 shares of its common stock, $.00001 par value per share. As of March 16, 2001, the Company has 519,320,716 shares issued and 505,820,716 outstanding. The
Company is currently traded on the National Daily Quotation Bureau Pink Sheets and intends to become listed on the OTC Bulletin Board as soon as all listing requirements are met.

For the period from inception (December 17, 1992) to March 2000, the Company has been in a development stage. During this time, management has been engaged in business planning activities and obtaining capital.

The Company currently operates two reporting segments. The first is the
Pollution Control Systems Group and the second is the Internet Technology Group.
The Company began with only the Pollution Control Systems Group in 1992.

The Company has recognized the need to expand its management capabilities. In an effort to consolidate the executive level management functions and to establish an organizational platform that provides for the achievement of its existing and planned business objectives, the Company reorganized its Biofiltration and Beach
Access.Net subdivisions into a functional reporting structure. The new corporate structure contains an Administrative Services Division, an Environmental Systems
Division, an Information Systems Division, and a Technology Development Division
and centralizes these functions under the corporate headquarters in Sarasota,
Florida.

As of December 31, 2000, the Company had an aggregate of 25 full-time employees in all divisions set forth herein.

The Company's Environmental products will be distributed through the Environment
Systems Division, while the SWOMI products will be distributed through the
Information Systems Division. The Technology Division will be responsible for
Research and Development and the Administrative Services Division will be responsible for accounting, finance, etc.

Mr. Jim Feiler, Director, has been appointed as Managing Director of the
Environment Systems Division. The Company is focusing on filling the Managing
Director of Information Systems position next, with the other two key positions to follow. In the interim, the Myrtle Beach operation reports to the CEO, Mr.
Keyser. Additionally, Dr. Campbell is acting as the Director of Technology

Division and an outside consultant is performing the accounting and reporting tasks of the Administrative Services Division.

                         Pollution Control Systems Group

A.(i)    The Company has acquired and marketed a patented bio-remediation control technology under Patent number 5,205,935. The patent was acquired from
AAA Environmental Services Corporation ("AAA") on May 15, 1995 for the sum of
$61,073. AAA is 100% owned by the majority shareholders of the Company. AAA had an agency agreement with the Company dated December 20, 1992 to provide services as national sales agent. The agreement was mutually terminated on December 20,
2000. A new national sales agreement was executed on January 2, 2001 with BSA
Enterprises, Inc. ("BSA") with the same terms and conditions as the AAA agreement. The Company's bio-remediation technology provides a method and apparatus for the continuous degradation of hazardous and organic wastes. The apparatus includes a high performance fixed film bioreactor system which remediates and purifies contaminated waters.

The bio-remediation technology has allowed the Company to enter into the business of marketing modular biofiltration systems for the treatment of a variety of waste waters, including aircraft deicing and anti-icing fluids, landfill leachates, contaminated groundwater, industrial effluents, aluminum can plant solvent wastes, food processing wastewater and other organic wastes. The biofilter or biofiltration process provides a means of filtering and simultaneously destroying waste components in a liquid or air stream by entrapped micro organisms on the filter media. The micro organisms are responsible for the destruction of waste chemicals and cleaning of the fluid.

The Company has and intends to continue to market its bioremediation products through BSA to customers initially in the U.S. and Canada. It intends to contract with specialized fiberglass and steel fabrication shops in the areas it makes sales to manufacture bioreactor vessels to its strict specifications. This eliminates the need for the Company to carry large amounts of inventory and it keeps the shipping costs to a minimum. The electrical control panels are purchased locally and installed by Company personnel. By utilizing the fabrication shops in the area of the sale, the talents of the most experienced professional technical consultants and commission compensated sales representatives, the Company keeps its fixed costs to a minimum thereby allowing it the flexibility to tackle projects it determines feasible.

The  Patent and Its Advantage

Fixed Film Bioreactor

The fixed film bioreactor is a method and apparatus for the continuous degradation of hazardous paint and organic solvent wastes. The apparatus includes a fixed film bioreactor system into which is fed waters contaminated with paints or solvents from industrial operations and which utilizes the characteristic of either anaerobic or aerobic microorganisms growing on a fixed film for the degradation of these solvents and purification of contaminated waters. The bioreactor incorporates internal flow features, which result in destruction of organic wastes in aqueous streams.

Background of the Biofiltration System

The patent covers the actual bioremediation of the organic compounds of the product being processed. The parts of the process not patented are commonly used and non-proprietary. More particularly, the Patent relates to an apparatus for microbiological destruction of hazardous wastes in contaminated waters.

Disposal of wastewaters contaminated with hazardous substances presents a costly problem to many industrial facilities. On site disposal of hazardous compounds is often desirable, however, presently accepted means of destruction are often cost prohibitive for the generator. Biological degradation of these hazardous substances presents a cost-effective alternative to incineration of chemical/physical oxidation techniques.

The Patent is an apparatus capable of:

     o   Biological destruction of the hazardous substances.
     o   Simple, low cost operation for application on site for the biodegradation of these substances.
     o   High rates of destruction of the substance.
     o   Being modular and portable so that it may be simply relocated from site to site
     o   Utilizing either anaerobic or aerobic microorganism cultures for the rapid destruction of these substances.

Summary of Operations

The bioreactor utilizes fixed film technology wherein naturally occurring bacteria are grown on a plastic packing material in a large metal above ground tank. The bacteria feed on organic material in the wastewater pumped into the tank. The bacteria grow on the packing material and form a layer of bacteria called a film. The BIFS' biofiltration system uses anaerobic and aerobic bacteria to destroy organic material in wastewater.

Anaerobic bacteria are bacteria that do not use oxygen to grow. These types of bacteria feed on organic material and digest the material into carbon dioxide and methane gases. These gases are frequently referred to as "biogases". The biogas is recycled to a boiler/heat exchanger used to heat the wastewater.
Warming the wastewater promotes the growth of bacteria making the biofilter more efficient. Excess biogas can be recycled to a heating unit used to heat the treatment building or to a generator to create electricity for use in the treatment system. Anaerobic bacteria are very efficient at feeding on wastewaters containing high concentrations of organic material and create very little solid waste or sludge.

Aerobic bacteria use oxygen to grow. This type of bacteria is efficient at removing lower concentrations of organic material from wastewater but create a lot of sludge.

The Company's biofiltration system pumps wastewater into a tank designed to grow anaerobic bacteria. The bacteria in this tank feed on the high concentration of organic material in the wastewater, significantly lowering the concentration of organic material in the wastewater. The treated wastewater is then pumped to a second tank designed to grow aerobic bacteria. The aerobic bacteria feed on the lower concentration organic material in the wastewater, further lowering the concentration of organic material in the wastewater. The wastewater is pumped from this tank into the sewer system or a surface water body.

The combination anaerobic / aerobic treatment system is designed to treat wastewater containing organic materials that are food for anaerobic or aerobic bacteria.

Airport Deicing

Adherence to the Code of Federal Regulations (CFR) Title 14, Part 121 has
increased the quantities of deicing fluids used by U.S. airlines and airports.
U.S. glycol usage in 1990 was estimated at 11,500,000 gallons. Airport operators have reported that the volume of aircraft deicing fluid has increased threefold since 1992.

Before a commercial airliner starts the take-off roll in winter weather, deicing solutions (glycols) are sprayed over the plane to prevent ice from forming and destroying the plane's ability to fly. The amount of glycol used per mid-sized plane requires as much treatment plant capacity as required to treat normal sewage from a city of approximately 5,000 people. Deicing operations are active every day, somewhere in the world. The environmental problem with glycols is that they grab any available oxygen molecules in water, resulting in death for plants and animals that depend on water for survival. Grasses, fish, shellfish, and just about all other life forms are effected. Year after year, thousands of tons of glycols soak into the ground and aquifers untreated due to airport deicing operations. Glycol runoff could contain as much as 300,000 mg/I COD
(Chemical Oxygen Demand). Residential sewage only contains 250 mg/I COD. These heavy COD loads can completely shut down a municipal owned treatment plant without pre-treatment to a level of 250 mg/COD, or less. Many municipal plants are refusing to accept glycols. Most do not have the capacity to handle it.

To address this problem, the Company has further developed and demonstrated the ability to convert these glycol wastewater streams into liquid that can be discharged without further treatment. Many airports are seriously considering this optional solution, allowing them to bypass the municipal treatment plants entirely. Because the Environmental Protection Agency, under whose regulation the company falls, has recently informed all national airports that they cannot deice aircraft without collecting and

                                       10

treating deicing fluids, these airports are faced with the near term construction of systems to collect and treat deicing fluids. Because of this regulatory driver, and the fact that management has built operating systems to treat other glycols, this is the first market sector that the Company has focused upon.

The acclaimed NASA/AMES Research Laboratories declared at a recent meeting of the American Association of Airport Executives, anaerobic bio-remediation is the most cost effective method of treating spent deicing fluids. Another study done by ARCO Chemical Company also concluded the most cost-effective method of deicing fluid disposal was anaerobic bio-remediation. The Company has been awarded one contract to treat aircraft deicing and anti-icing fluids for
MidAmerica Airport, St. Louis. As of December 31, 2000, no sales or revenues had been realized by the Company from this agreement.

Uncertainties

While the trend toward stricter enforcement of the Clean Water Act and other environmental and governmental regulations appears to be firmly in place, a change in policy or commitment could happen at any time. This change may occur because of an election, changing administrations, change in agency directors or a court ruling.

Since inception, the Company has financed its operations primarily through cash provided through various short- and long-term credit facilities and through the sale of its common stock. The Company's management believes the need for additional capital going forward will be met from revenues and earnings generated from the sale of its products and services. If the Company is unable to generate sufficient revenues from its products and services, management believes the Company will need to raise additional funds to meet its cash requirements.

B.(i)    Principal Products

The Company offers its bioremediation process under its Patent number 5,205,935, which was issued on April 27, 1993. The Patent covers part of the bioremediation technology the Company intends to utilize in its operations. The Company proposes to have modular biofiltration systems manufactured by outside sources and to market these systems to various industries.

Patent Acquisition Details

The Patent was acquired from AAA Environmental, Inc. on May 15, 1995 for the sum of $470,000. The Patent has a useful life of seventeen years from the April 27,
1993 Date of Patent. Payment was in the form of a Note Payable to AAA
Environmental for $470,000. AAA Environmental stock is 100% owned by the majority shareholders of the Company.

                                       11

The Company had previously recorded the cost of the Patent at $470,000. This cost was reduced to $61,073, which reflects the related company's amortized cost, and is being amortized over its useful life. The difference in recorded value and its cost has been charged to additional paid-in capital. The Patent value adjustment was made to comply with regulatory requirements.

The $470,000 note payable associated with the purchase of the Patent has been reduced to the Patent's amortized cost. The difference between the original recorded value and revised value has been credited to paid-in capital. Interest expense previously recorded has been adjusted.

The Company's Biofiltration System

Biological degradation of these hazardous substances presents a cost-effective alternative to incineration of chemical/physical oxidation techniques.
Therefore, the Company's biofiltration system can be stated to have the following objectives:

         1.       To present an apparatus capable of biological destruction of the hazardous substances;

         2.       To present an apparatus capable of simple, low cost operation for application on site for the biodegradation of these
                  substances

         3.       To present an apparatus that is capable of high rates of
                  destruction of the substance;

         4.       To present an apparatus that is modular and portable so that it may be simply relocated from site to site; and

         5.       To present an apparatus capable of utilizing either anaerobic or aerobic microorganism cultures for the rapid destruction of these substances.

Bioremediation has been available for several years.

The biofiltration systems, which will be specifically tailored to each customer's needs, may be utilized for treatment of a variety of waste waters including, but not limited to:

     o   Aircraft deicing fluids
     o   Landfill leachates
     o   Contaminated groundwater
     o   Industrial effluents
     o   Aluminum can plant solvent wastes
     o   Food processing wastewater and other organic wastes.

                                       12

C.(i)     Manufacturing

The Company does not intend to manufacture any of the biofiltration systems it sells. However, the Company will recommend the best configuration of its biofiltration systems for its customers. All manufacturing is subcontracted, but to the Company's rigid specifications. This gives the Company the flexibility to keep manufacturing costs under control.

Under the direct supervision of the Company's Pollution Control Systems Group
Technical Director, specialized erection companies will assemble the larger bioreactors on-site. These erection companies are familiar with the installation of above-ground storage tanks and will be contracted at the locale where the biofiltration system is being installed. The Company does not currently have contracts with these companies at this time. The Company's control panels will be purchased from original equipment manufacturers and will be installed by
Company personnel. Packing media will be shipped directly to the site and installed on-site.

Although the Company will not manufacture its own products, it will perform supervision of assembly, redesigning, testing and servicing. Some of the benefits of this strategy are:

     o   Decrease in working capital required to conduct business
     o   Ability to increase capacity quickly with reduced capital costs
     o   Increased overall flexibility

D.(i)    The Market and Product Distribution

BSA is responsible to market all biofilters on behalf of the Company. BSA may choose to employ additional agents, as necessary to explore and take advantage of all market opportunities. These additional agents will be under their control. BSA will operate on a set fee commission basis, which will allow the
Company to maintain a projected profit margin on each sale. BSA has been and is representing the Company's products to the nation's airports. Other potential markets include landfill operations, food processing facilities, commercial laundries, and chicken, cattle and swine farms.

E.(i)    Sales and Marketing Strategy

The Company's anaerobic biofiltration system will be marketed through BSA. The term of the agreement is for a one-year period, automatically renewable for an additional one-year period. Either party can terminate this agreement with a one-year notice.

In accordance with the agreement and at its option, the Company may advance funds against future commissions to BSA. The Company pays a flat commission rate of 30% for sales and marketing of the biofiltration system product. As of the date hereof, all prepaid sales commissions except for $18,000 have been repaid and the financial statements now reflect no prepaid commissions.

                                       13

The Company's sales and technical representatives will attend trade shows held by environmental and agricultural associations to increase the overall awareness of biofiltration systems. The marketing department of BSA will follow up requests with contacts made and developed through these sources.

Promotional materials such as brochures, CD-ROM, documentation videos and an
Internet web page are currently being designed and prepared and will be available for distribution by all sales staff. As well, there is a telephone marketing program being contemplated that will generate leads for the sales staff.

Although none of the Company's employees work for BSA, Tom Cannon, a Director of the Company, provides marketing consultation to BSA. BSA is owned by family members of Mr. Keyser.

A professional exhibit will be designed and built for use at various conferences and trade shows. This information exhibit will focus on the mechanics of the biofiltration system, the problems the system resolves, and the benefits and savings that result from the use of the system. Current industry articles, published research papers and other information discussing the industry, bioremediation solutions and the Company will be made available.

                                Technology Group

A.(ii)   Business Development and Summary

For many years, the Company had been searching for the best method of monitoring remote production facilities. The Company was looking for a method that would utilize current communications technology, would be scalable and would be inexpensive. On April 1, 2000, the Company completed a major goal of expanding its technology capability through the acquisition of Beach Access.Net, Inc.
(Beach Access), an Internet Service Provider (ISP) and developer of a new wireless Internet access capability. SWOMI is a wireless system which, when connected to the biofiltration system control/monitoring equipment and the
Internet, can be used to remotely control and monitor the operation of the biofiltration system. Beach Access subsequently acquired additional companies and assets, expanding its ISP capacity, wireless systems technology, network and computer installation and repair and software and database development capability.

Beach Access is marketing this technology under the trade name of "SWOMI™",
Seamless Wireless Omni-directional Mobile Internet. SWOMI™ offers the user true roaming capability within the SWOMI™ system with access speeds of 2Mbps, the same as a direct connection to a T-1. The SWOMI™ system incorporates Beach
Access ISP assets and allows customers to link their computers, at T-1 access speeds, for video, audio or data transmission on the Internet using a patented roaming technology.

                                       14

Beach Access installed a prototype system covering over six contiguous miles of the Myrtle Beach, South Carolina area. Using the SWOMI™ equipment, a user will be able to move within the SWOMI™ network area with no loss of service or degradation of speed.

On December 1, 2000, the SWOMI high-speed wireless network went online and operational in Myrtle Beach, South Carolina. The system became available to customers at the Caravelle Hotel, the Caravelle Towers, the St. Johns Hotel, the
St. Clements Hotel, the Sea Island Resort and the Tropical Shores.

Alliance Computer Systems and Revcon Technologies Corp. Acquisitions

On June 14, 2000, the Company announced that its wholly owned subsidiary, Beach
Access.Net, acquired all of the shares of Revcon Technologies Corp. The Revcon acquisition brought Mr. Ken Bourg as a valuable addition to the Company's technology group in light of his experience in wireless.

On July 19, the Company announced that its wholly owned subsidiary, Beach
Access.Net, acquired Alliance Computer Systems, a business to business network provider. The Company believed that the acquisition was significant in that it assisted the Company in attaining its strategic objectives for developing a test market for business to business applications such as voice over IP, video over
IP, and point to multi-point business applications. The Alliance acquisition created a test market because of the existence of its current customer base located in Myrtle Beach for over 12 years and the Alliance technical staff. For purposes of clarity and understanding, the following terms relative to the
Alliance acquisition have been defined:

   -     Voice over IP (Internet Protocol) means that simultaneously voice and data have the availability to share a data circuit

   -     Video over IP (Internet Protocol) is a method or practice of compressing and transmitting video information across either a public or private Internet protocol network

   -     Point to Multi Point business application is the transmitting of data from a single point to multiple point receiving locations.

Both of the above acquisitions provide the Company with networking, programming and wireless connectivity services and a team of technical staff to assist the
Company in meeting its stated business objectives which are as follows:

o        continued market research
o        completion and buildout of the infrastructure in the Myrtle Beach area
o        product improvement in the areas of antennae, higher throughput, frequency and costing analysis

                                       15

o        expansion into new markets such as business parks
o        improved management reporting systems
o        staff training.

Uncertainties

In the rapidly changing environment of the high-tech sector, a new invention or application may be developed which could make the Company's SWOMI technology obsolete. In addition, the Company has no patent protection for the SWOMI technology. Accordingly, the Company cannot guarantee that forecast revenues will occur or that competition or factors outside its control will not create adverse operating conditions for the Company.

B.(ii)   Principal Products

The primary product offered by this group is Internet access. Beach Access is an
Internet Service Provider (ISP) and has acquired additional ISP assets in the
Myrtle Beach area. The group has developed an innovative and unique method of
Internet access called SWOMI™ Seamless Wireless Omni-directional Mobile
Internet. SWOMI™ offers the user true roaming capability within the SWOMI™
system with access speeds of 2Mbps. The system incorporates Beach Access ISP assets and allows customers to link their computers, for video, audio or data transmission on the Internet using a patented roaming technology. The primary differentiating factors between SWOMI and other wireless products is its "Seek and Switch" capability. This proprietary seek and switch feature facilitates a seamless roaming capability as customers move about the service area. The system was designed to provide built-in signal management and automatically switches from one cell to another as the system detects variances in the signal strength or as the user moves in and out of coverage zones. This unique feature allows customers to remain connected to the Internet or to leave the network and automatically reconnect upon their return. The high-speed throughput of SWOMI makes it possible for users to not only browse the Web, but to execute more advanced applications including rapid file transfers and Internet telephony. The engineering scheme of the SWOMI network makes it possible for users on the system to achieve throughput levels at T1 speeds, as the system balances the demands for multiple user connectivity and simultaneous access. For purposes of clarity, the following terms have been defined:

o        CONNECTIVITY is a provision for a signal to propagate from one point to another, such as from one circuit, line, subassembly, or component to another

o        THROUGHPUT is the number of bits, characters, or blocks passing through a data communication system, or portion of that system. Throughput is expressed in data units per period of time.

                                       16

o        T1 SPEEDS is the generic designator for any of several digitally multiplexed telecommunications carrier systems. The designators for
         T-carrier in the North American digital hierarchy correspond to the designators from the digital signal (DS) level hierarchy. T-carrier systems were originally designed to transmit digitized voice signals.
         Currently applications also include digital data transmission. The
         North American hierarchy is based on multiplexing 24 voice-frequency channels and multiples thereof.

o        INTERNET TELEPHONY is the use of the Internet to carry voice content.

More simply stated, the SWOMI™ technology:

o        Uses patented firmware to provide 2Mbps Internet access speeds.
o        Uses hardware, which costs less than $250 per unit.
o        Uses towers, which cost less than $30,000 to erect.
o        Allows total user mobility within the network using laptop PC's or other portable devices.
o        Has an automatic seek and switch feature (similar to cell phone technology) that maintains the connection while users move from one cell to another.
o        Has automatic switching - does not require any user resetting of the equipment.

The provider of the patented firmware is OTC Telecom, a California based company. The Company's relationship with OTC Telecom is one of a purchaser (the
Company) and supplier (OTC). As stated above, the Company has a "proprietary right" because of its SWOMI system being trademarked utilizing the patented firmware supplied by OTC.

Applications for the product are numerous, but a few are listed here: Hotels and motels, convention centers, RV parks, housing developments, business districts, high-rise office buildings, etc. Within the Myrtle Beach market area, the
Chamber of Commerce estimates that there are over 13 million visitors per year.
Generally, visits are for a one-week period, which would be 250,000 visitors per week.

C.(ii)   Manufacturing

The Technology Group likewise will use contracted services for the manufacture of the SWOMI™ hardware and for construction of towers. The Director of R & D will monitor product quality, working closely with the manufacturer. The VP of
Operations will manage and monitor system implementation and on-going operations.

D.(ii)   The Market and Product Distribution

For the Technology Group, the distribution is two fold. The first is to develop markets within its own geographic area which refers to the area known as Horry
County, Myrtle Beach, South Carolina. These sites will be used to continue product improvement and testing while offering SWOMI™ benefits to customers in

                                       17

the local area. The second approach is to develop strategic alliances with national companies that have the capability to distribute the product nationally. As of the date hereof, there are currently no ongoing negotiations to develop strategic alliances with national companies.

E.(ii)   Sales and Marketing Strategy

The Company intends to expand its Internet technology group into selected markets using the prototype developed in Myrtle Beach. The Company intends to maintain ownership of the infrastructure while marketing through sales agents in strategic marketing locations which the Company believes have the greatest potential to achieve its revenue objectives. The infrastructure is comprised of equipment including towers, antennas, wireless units for the computers, and cabling which will be owned by the Company and not sold to the hotel, motel or apartment building.

F.       Government Regulation

In addition to the Resource Conservation and Recovery Act, the Clean Water Act
and The Environmental Protection Agency regulations, the Company now also comes under the jurisdiction of the Federal Communications Commission (FCC). Since the
Technology Group uses radio frequencies to carry information among the users, towers and the ISP, the Group must comply with FCC rules and regulations. A major factor is that the FCC regulates which frequencies may be used and the power transmitted on each frequency.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                  CONDITION AND PLAN OF OPERATION

The following discussion and analysis of the Company's financial condition and results of its operations for the years ended December 31, 2000 and 1999 should be read in conjunction with the Company's financial statements included elsewhere herein.

When used in the following discussions, the words "believes", "anticipates",
"intends", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause results to differ materially from those projected. All projections in this section were based upon Beach Access management's assumptions during the last quarter of 2000. The market research for these assumptions was based on the internal research in the area that has no prior history.

Company Activities

BIFS Technologies Corporation (formerly known as Biofiltration Systems, Inc.)
(the Company) was incorporated in the state of Florida in December 1992. On
April 1, 2000, the Company acquired all of the outstanding stock of Beach

                                       18

Access.Net, Inc.

The Company was originally formed as a manufacturer of modular biofiltration systems for the treatment of polluted water. These patented systems will be sold or leased to customers. Commencing in April 2000, in addition to the wastewater treatment, the Company has acquired an Internet service provider. In addition to providing dial-up Internet services, the Company is developing a high-speed wireless Internet access system. Further, the Company intends to acquire and develop unique companies that complement its core business activities.

The Company's main office is located in Sarasota, Florida. Internet service activities are presently located in Myrtle Beach, South Carolina.

Liquidity and Capital Resources

Cash

The year 2000 has been a year of expansion, R & D, and extensive marketing for the Company. These operations have required significant sums of cash as can be seen in the Statement of Cash Flows. However, the Company has, through sales of stock and shareholder loans, been able to generate the cash required to fund
Company operations.

The current cash balance is $682,803. During the year, the Company received
$1,100,000 from sale of stock and $950,000 in loans from the majority shareholder, Alpha Keyser. Terms of the shareholder note agreement call for interest at 11%, payable monthly, with the principal balance to be repaid in
December 2002. Net cash used by operations was approximately $832,000.
Approximately $958,000 of cash was used for purchase of equipment and fixtures.

The Company, at December 31, 2000, had $2,861,604 in assets of which Internet systems and equipment account for almost one-half. Liabilities consist of certain accounts payable, accrued expenses and the current portion of related party and shareholder notes payable and total $610,086. The Company continues to maintain a current asset to current liability ratio of 1.64 to 1.

As noted in Note I of the footnotes to the Company's Financial Statements, the
Internet technology segment has sustained substantial net operating losses.
Company management has planned operational and capital needs through December
31, 2001, and evaluated funding sources. Based on this plan, sufficient funding is available to fund the Internet technology segment's operations and capital needs through December 31, 2001. The Company believes that cash sources will be adequate to fund operations and capital programs for the remainder of the year.

Since inception, the Company has financed its operations primarily through cash provided through various short- and long-term credit facilities and through the private sale of its common stock. The Company's management believes the need for additional capital going forward will be derived from internal revenues and

                                       19

earnings generated from the sale of its products and services. If the Company is unable to generate sufficient revenues from its products and services, management believes the Company will need to raise additional funds to meet its cash requirements.

As of December 31, 2000, the Company's material commitments for capital expenditures was related to the Beach Access infrastructure build-out in Myrtle
Beach, South Carolina. These expenditures were for the various hotels contracted to provide high speed wireless internet services to its guests. There was sufficient capital at this date for these costs.

Stock

Stock Split - In March 2000, effective April 15, 2000, the Company's Board of
Directors approved a 100:1 stock split. In conjunction with this stock split, the par value of the Company's stock was changed to $.00001. All shares disclosed in the accompanying financial statements reflect the effect of the
100:1 stock split.

As of December 31, 2000, the Company had 800,000,000 shares authorized,
519,320,716 shares issued and 518,820,716 shares outstanding.

In December 1998, the Company canceled a stock purchase agreement with a purchaser (see Note E in the footnotes to the Company's Financial Statements).
As a result, 9,250,000 shares of common stock were returned to the Company. The treasury stock is recorded at the original cost per share of the stock transaction.

During the year ended December 31, 1999, 2,500,000 shares of Treasury Stock were issued for services. In 2000, treasury stock amounting to 6,250,000 shares, were issued for asset purchase, employee and consultant compensation and professional fees. The balance of Treasury Stock at December 31, 2000 is 500,000 shares.

During 2000, the Company entered into various compensatory stock option agreements with certain employees and consultants.

The Company has adopted Statement of Financial Accounting Standard No. 123,
Accounting for Stock Based Compensation, to value the stock options granted to employees and consultants. The value of each option granted has been determined using the Black-Scholes stock option pricing model. The following assumptions were made in estimating the fair value of the options: risk-free interest rate of 5.33%; no dividend yield; expected lives from zero to five years; no expected volatility. Costs charged to operations during 2000 were $625,553.

Additionally, the Company has granted an option to Hospitalitylinx, Inc. to purchase an additional 4,850,000 shares at an exercise price of $.60 per share.
Management has determined the per share exercise price equals or exceeds fair market value. These options expire in August 2002.

                                       20

As described in Note F in the footnotes to the Company's Financial Statements, the Company has granted a 12,000,000-share stock option to a former employee.
The exercise price of these options is $.001. Based on the Black-Scholes stock option pricing model described above, the value of this option at the grant date, if recorded, would be $876,000. Based on an employment, agreement these shares are exercisable if the employee is terminated. In December 2000, the employee was terminated. At December 31, 2000, the Company has instituted legal action to void the employment agreement and issuance of the above option shares.
In connection with the trial in this case, the trial Judge ruled that the employment contract language takes precedent over the law of the state of South
Carolina which requires a disloyal servant to forfeit benefits under an employment contract. An appeal to the Courts ruling has been filed as of the date of this filing.

Inflation

Inflation has not been a major factor in the Company's business since inception.
There can be no assurances that this will continue if or when the Company completes an acquisition or merger.

The Pollution Control Systems Division

The Company has a biofiltration patent which it has purchased from AAA (see Note
D in the footnotes to the Company's Financial Statements) that originally developed and recorded the patent. The patent is recorded at its purchase cost, which represents the predecessor related company's development cost less predecessor amortization. The patent is being amortized over its useful life, currently estimated at 14 years.

For each of the years ended December 31, 2000 and 1999, patent amortization amounted to $4,084.

For marketing its biofiltration products, the Company has a relationship with
BSA. Pursuant to a national sales agreement, the Company will pay sales commissions to BSA. As sales and lease revenues are generated, commission expense will be recognized at a rate of 30% in accordance with the terms of the agreement on the accrual basis of accounting.

For the years ended December 31, 2000 and 1999, no commissions have been incurred or paid under this agreement.

In September 2000, the Division received a contract award for installation of
"Aircraft Deicer Fluid Disposal Services" at MidAmerica St. Louis Airport. This
contract is the first award for the Division and is a direct result of its long-term marketing program.

In November 2000, the Company signed the contract for deicer disposal services at Mid-America St. Louis Airport. Based on Company estimates, approximately
$87,000 will be required to acquire and install the necessary equipment. The

                                       21

contract is for a five-year term with two five-year extensions at the Airport's option.

The Division has received renewed interest in its deicing solution because of this award. The Division continues to aggressively market its deicing and pollution treatment technology to the airports. The budgetary and approval process of municipal airports continues to be a significant factor affecting the length of the sales cycle.

The Division expects to market one additional airport system during the remainder of this year, in accordance with its marketing plan.

The cost of treatment is competitive with the Publicly Owned Treatment Works
(POTW), making the Division's solution viable for the user. The size of system depends on the amount of wastewater volume and the COD/BOD concentrations to be treated. The Division's system would be located on the airport grounds and would involve pre-treatment of wastewater before discharge.

Recent Developments

On January 26, 2001, the Company acquired 55% of the common stock of GPS
Integrators, Inc. (GPS), a Texas corporation. GPS provides the equipment and software associated with a proprietary ice monitoring system used on airport runways. GPS is an example of a synergistic acquisition to augment the contacts and services offered by the Company. This is based on the fact that the GPS marketing plan for dealing with airports is complimentary to marketing the
Biofiltration Systems to the same target audiences. Subsequent to the acquisition, GPS was awarded a service contract at Scott AFB, which is co-located with Mid America Airport. In addition to the ice monitoring product line, GPS is developing a state-of-the-art airport information system. This system expands on the technology developed for the existing product line by incorporating facilities management, GPS tracking of aircraft, vehicles and personnel on airport property, high-speed Internet connectivity among airport operations stakeholders and high-speed Internet access for airport passengers.

Several key components of this system have been developed and are in testing at this time. Presentations to various focus groups have been encouraging and helpful in finalizing product features and benefits.

The Company believes that acquisitions such as GPS add not only expanded product offerings, but also augment the Company's management capability. The Company will continue to evaluate acquisition candidates for similar opportunities.

Terms of the purchase agreement between the Company and GPS provide for the following:

2,000,000 shares of the Company's restricted stock for purchase of 55% of GPS;

                                       22

   o     Various performance stock options, up to a maximum of 8,000,000 shares, exercisable at $.001 per share, over varying periods through 2003.

   o     GPS commenced operations in early 2000.  In 2000, GPS was awarded a
         $2,872,047 sole source contract by the U.S. Air Force.
         Through December 31, 2000, all revenues were from this contract.
         At December 31, 2000, GPS is owed $458,273 by the U.S. Air Force.

The Technology Group - Recent Developments

On January 1, 2001, the Company entered into a five-year executive employment agreement with Mr. Frank Bridges. Mr. Bridges will oversee all technology issues as the Chief Operating Officer of Emerging Technology. Mr. Bridges joined the
Company from Lucent Technologies, where he had extensive career in their broadband and related technology areas.

Terms of the agreement provide for a base salary and annual stock options for up to 1,000,000 shares of restricted common stock at 50% of the shares' fair market value on January 1, 2001. The exercise of stock options is contingent upon certain performance criteria being met. Under certain circumstances, if the
Company terminates the contract before its expiration date, the employee is entitled to a maximum of 18 months of salary and stock options earned.

SWOMI

The Myrtle Beach operation is continuing the development of "SWOMI™", Seamless
Wireless Omni-directional Mobile Internet infrastructure in the Myrtle Beach area. SWOMI™ offers the user true roaming capability within the SWOMI™ system with access speeds of 2Mbps. Using the SWOMI™ equipment, a user will be able to move within the SWOMI™ network area with no loss of service or degradation of speed.

During the year, Beach Access installed over fourteen miles of backbone and had service to over 1,000 rooms in seven hotels in the Myrtle Beach area. The
Internet Service Provider ("ISP") had approximately 1,100 customers. As part of the capital committed to the operation, a DS-3 high-capacity Internet connection was installed. A DS-3 high-capacity Internet connection allows digital voice and data transmission and equates to 44.736 megabytes per second using 672 channels.
Beach Access also offers Web design and hosting as part of its product mix.

As of the date of this amended filing, the previously reported commitmentsfor build out of the wireless system in Myrtle Beach are no longer valid due to the fact that the component parts for the wireless system have failed to meet specifications and the purchase order has been cancelled. Therefore, the
$400,000 expenditure is no longer applicable.

                                       23

Through February 2001, the Company has signed contracts to provide wireless
Internet access services to approximately 2,400 hospitality and condominium units. Terms of these contracts require the Company provide the following:

o        High-speed wireless internet access at the facility;
         o     Marketing materials;
         o     24-hour emergency response.

These contracts range from three to five years in length. Revenues are based on daily user fees. Through December 31, 2000, costs incurred on installing wireless Internet services at these facilities and acquiring equipment required in this operation was approximately $1,066,135. For the twelve months ended
December 31, 2000, there have been no significant revenues earned by the Company from wireless Internet activities.

RESULTS OF OPERATIONS

General

The Company generated revenue of $427,780 during the year, which was primarily from Myrtle Beach ISP operations. The Company has shown a current year loss of
($3,025,145), of which $1,407,338 resulted from compensation expense related to exercise of options granted as part of employment and consulting agreements.

Segment Data

The Company operates in two business segments, pollution treatment systems and
Internet technology. Currently, the only operating segment is the Internet technology group. Separate management of each segment is required because each business unit is subject to different marketing, delivery and technology strategies.

At December 31, 2000, and for the year then ended, information on reportable segments is as follows:

                            Pollution       Internet      Eliminating     Consolidated
                            Treatment       Technology    Adjustments     Total

  External revenue          $   -           $    427,780   $   -          $    427,780
  Intersegment revenue      $   -           $     -        $   -          $      -
  Interest expense, net     $   26,138      $     24,227   $   -          $     50,365
  Depreciation and
      amortization          $   38,641      $     57,672   $   -          $     96,313
  Loss from continuing
      operations            $(775,876)      $(1,870,990)   $   -          $(2,646,866)

                                       24

  Loss from discontinued
      operations                -              (378,279)       -             (378,279)
  Net loss                  $(775,876)      $(2,249,269)   $   -          $(3,025,145)

                                       25

  Significant non-cash items-
    Employee and consultant
      compensation         $   307,400      $  1,099,938   $   -          $  1,407,338
    Loss on market
      investments               -                229,816       -               229,816
    Loss on disposal of
      business segment          -                312,687       -               312,687
                           $   307,400      $  1,642,441   $   -          $  1,949,841
    Acquisition of long-
      lived assets         $   236,250      $    393,635   $   (236,250)  $    393,635

    Total assets           $ 3,844,277      $  1,894,559   $ (2,877,232)  $  2,861,604

    Expenditures for long-
      lived assets        $    260,027      $ 1,576,317    $   (236,250)  $  1,600,094

For the year ended December 31, 1999, the Company was in development stage and had not commenced operations.

The Chief Executive Officer does not use cash loaned or invested in the Internet technology segment to evaluate its performance. However, such information is furnished to the Chief Executive Officer. For the year ended December 31, 2000, cash loaned or invested in the Internet technology segment amounted to
$1,542,595.

The pollution treatment segment will derive its revenues from sale or lease of a proprietary biofiltration system used to treat polluted water. The Internet technology segment derives its revenues principally from dial-up and wireless
Internet access services to residential and commercial customers.

Eliminating adjustments noted above consist of consolidating adjustments to eliminate the parent company's (BIFS) investment in the wholly owned subsidiary.

Discontinued Operations

In August 2000, Company management discontinued and disposed of previously acquired subsidiaries on the basis of not meeting the Company's requirements in the Internet technology segment. The results of operations for the period presented is reported as a component of discontinued operations in the statements of operations.

                                       26

Summarized results of the disposed segment for the year ended December 31, 2000 is as follows:

         Net sales                                     $ 338,712

         Operating loss                                $(230,217)

         Net Loss from discontinued operations         $(378,279)

For the period December 31, 1999, the Company did not operate in the above segment.

Professional Fees

In March 2000, the Company issued 2,000,000 shares of restricted stock for professional legal services to be rendered during the year ended December 31,
2000. The cost of these services was recorded at the stock's average simple traded value over a defined period less a 15% discount because of its restricted nature. For the year ended December 31, 2000, professional fees amounting to
$130,000 were recorded under this arrangement.

In July 2000, the company has retained Dr. Campbell as a Senior Consultant with specific assignments in the areas of new product development, public relations and technology assessment. Dr. Campbell has extensive experience in public and investor relations strategies, general business strategy formulation and other forms of executive consulting including computing science and telecommunications.

Terms of the agreement provided for the following:

     o   Five year term through December 31, 2004;
     o   Stock option at $.001 per share on 3,000,000 shares of restricted stock upon signing of the agreement;
     o   Stock option at $.001 per share on an additional 1,000,000 shares of restricted stock effective January 1, 2001;
     o   Stock option at $.001 per share on an additional 1,000,000 shares of restricted stock effective January 1, 2002.

During the year ended December 31, 2000, Dr. Campbell exercised the option to acquire 3,500,000 shares of restricted common stock. The stock issued under this option, which was valued at $316,200, was recorded at the stock's average simple traded value over a defined period less a 15% discount because of its restricted nature. The exercise of this option has been recorded as prepaid professional services and will be amortized over the life of the consulting agreement. For the year ended December 31, 2000, amortization of prepaid professional fees amounted to $105,400.

                                       27

In November 2000, the Company entered into an agreement with Hospitalitylinx,
Inc., a South Carolina corporation for sales and telecommunication consulting.
The agreement is for a two- year term, extendable for additional one-year terms.
Among other things, the agreement provides for the following:

     o   At signing, 150,000 shares of unrestricted stock as a signing bonus;
     o   Stock options on 4,850,000 shares of the Company's restricted common stock at an exercise price of $.60 per share.  These options have vested at December 31, 2000, but must be exercised within two years.
         By August 2001, these shares must become free trading, which will require the Company to file a Registration Statement to register the shares.
     o   A cash payment based on a set fee per room or square footage for services sold on behalf of the Company.

For the year ended December 31, 2000, a signing bonus of $40,500, which represents the stock's fair market value, was recorded in accordance with the above agreement.

Business Acquisitions

Effective April 1, 2000, the Company purchased all of the outstanding stock of
Beach Access.Net, Inc., an internet service provider located in South Carolina.
The purchase price was 1,750,000 unrestricted shares of the Company's common stock. The cost of this acquisition, which amounted to $236,250, was recorded at the stock's fair market value as of April 1, 2000. This business combination was accounted for as a purchase.

In connection with this purchase, the Company recorded $224,820 of goodwill, which is being amortized over five years. For the year ended December 31, 2000, goodwill amortization of $33,723 was recorded.

In connection with the initial acquisition of Beach Access, the Company invested
8,600,000 shares of restricted common stock in Beach Access to acquire other related business assets and operations. The cost of these investments amounted to $607,040, which represents the stock's average simple traded value over a defined period, less a 15% discount because of its restricted nature. One of these acquisitions was never consummated and a portion of the invested shares was recovered. A loss on market investments of $59,160 was recorded for the unrecovered shares. In connection with these acquisitions, Beach Access recorded goodwill of $323,756. As discussed in Note J, one of these operations was subsequently discontinued. Goodwill associated with this acquisition, amounting to $132,087, was written off to loss on discontinued operations during the year ended December 31, 2000. For the year ended December 31, 2000, goodwill amortization of $28,746 was recorded on the remaining business assets.

                                       28

In connection with the Beach Access acquisition, the Company issued to the former owner and certain employees of Beach Access, 8,000,000 shares of unrestricted and restricted common stock as a signing bonus and additional compensation.

Further, a five year employment agreement was signed with the former owner providing for a base annual salary and options on 15,250,000 shares of restricted common stock exercisable beginning immediately through January 1,
2003 at $.001 per share (contingent upon certain performance criteria being met).

The stock issued as a signing bonus and additional employee compensation have been recorded at the stock's fair market value as of April 1, 2000, for unrestricted shares and at an average simple traded value over a defined period for restricted shares less a 15% discount because of its restricted nature. In the accompanying statement of operations for the year ended December 31, 2000, employee compensation of $713,700 has been recorded to reflect the issuance of these shares.

In April 2000, the former owner exercised the option under the above employment agreement to purchase 3,250,000 shares of the Company's restricted common stock.
The stock issued under this option was recorded at the stock's average simple traded value over a defined period less a 15% discount because of its restricted nature. For the year ended December 31, 2000, employee compensation of $240,338 was recorded upon exercise of this option.

The employment agreement with the former owner provides that should the former owner be terminated by the Company for any reason, any unexercised stock options can be exercised at any time within one year.

In December 2000, the Company terminated the former employee. Subsequently, the former owner notified the Company in writing of his intention to exercise the options on the remaining 12,000,000 shares of restricted stock. If exercised on the termination date, the stock options would be valued at $2,952,000. This amount is based on valuing the stock on the termination date using its average simple traded value over a defined period, less a 15% discount because of its restricted nature.

At December 31, 2000, the Company has instituted legal action and is currently under appeal to void the employment contract and issuance of the 12,000,000 option shares.

In May 2000, Beach Access acquired all of the common stock of Revcon
Technologies, Inc. and Alliance Computer Systems, LLC. These business combinations were accounted for as a purchase. Both of these companies provide networking, programming and wireless connectivity services. The purchase price for both was 1,000,000 shares of restricted common stock, plus a $22,000 cash payment. The cost of these acquisitions, which amounted to $97,650, included stock recorded at an average simple traded value over a defined period less a
15% discount because of its restricted nature. In connection with these purchases, Beach Access.Net, Inc. recorded assets in excess of the purchase

                                       29

price of $33,892, which is being amortized over five years. For the year ended
December 31, 2000, goodwill amortization of $3,948 was recorded. Neither of these operations had significant activity during the year ended December 31,
2000.

In connection with the Revcon Technologies, Inc. and Alliance Computer Systems,
LLC, acquisitions, the former owners signed five-year employment agreements with
Beach Access. These agreements provide for, among other things, a base annual salary and options on 2,000,000 shares of restricted common stock exercisable at
$.001 depending on certain performance criteria being met.

In July 2000, the former owners exercised an option under the above employment agreements to purchase 1,000,000 shares of the Company's restricted common stock. Employee compensation was recorded at the stock's average simple traded value over a defined period less a 15% discount because of its restricted nature. For the year ended December 31, 2000, employee compensation of $105,400 was recorded upon exercise of this option.

In April 2000, Beach Access acquired the rights to provide Internet access through May 2001 to approximately 1,300 customers. The cost for these rights was
3,200,000 shares of restricted common stock. Terms of the agreements provide for monthly service revenues of $20,000.

On August 1, 2000, certain of the above agreements were modified whereby an additional 180,000 shares of the Company's restricted common stock was issued for the above customer rights.

In the accompanying financial statements, the purchase cost of these customers, which amounted to $271,814, has been recorded at the stock's average simple traded value over a defined period less a 15% discount because of its restricted nature. The cost of the purchase, less the excess of the value of the restricted stock over the services fee income arising from this transaction, which was changed to expense, is being amortized on a straight-line basis over twelve months through May 2001. For the year ended December 31, 2000, amortization of the purchase price amounted to $146,669.

In late 2000, payment of the above monthly service fees was terminated. Through
February 28, 2001, management has attempted unsuccessfully to collect current and past due amounts. Because of the unlikely possibility that past due amounts will be collected and future benefits from this arrangement are uncertain, management has made the following adjustments:

     Write-off of service fee accounts
        receivable at December 31, 2000                   $  30,880
    Write-off of unamortized customer
        rights at December 31, 2000                          93,331
                                                          $ 124,211

                                       30

Additional Information

The Company intends to provide an annual report to its security holders and to make quarterly reports available for inspection by its security holders. The annual report will include audited financial statements.

The Company will, as a result of this filing, become subject to the informational requirements of the Securities Exchange Act of 1934 (the "Act")
and, in accordance with the Securities and Exchange Commission (the
"Commission"), such reports, proxy statements and other information may be inspected at public reference facilities of the Commission at Judiciary Plaza,
450 Fifth Street N.W., Washington D.C. 20549; Northwest Atrium Center, 500 West
Madison Street, Suite 1400, Chicago, Illinois 60661; 7 World Trade Center, New
York, New York, 10048; and 5670 Wilshire Boulevard, Los Angeles, California
90036. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C.
20549, at prescribed rates. For further information, the Commission maintains a website that contains reports, proxy and information statements, and other information regarding reporting companies at http://www.sec.gov/.

ITEM 3.  DESCRIPTION OF PROPERTY

The Company maintains its principal business operations at 2075 Fruitville Road,
Suite 200, Sarasota, Florida 34237. The Company's telephone number is (941)
343-9300. The Company does not own any property. The Company maintains three offices, one is the corporate address listed above, and the other two are in
South Carolina for the Technology Group. The primary address for the Technology
Group (Beach Access.Net) is 9618 North Kings Highway, Myrtle Beach, South
Carolina 29572. The phone number is (843) 692-7434. All facilities are leased.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of September 30, 2000, with respect to the beneficial ownership of common stock by each person who, to the knowledge of the Company, beneficially owned or had the right to acquire more than 5% of the outstanding common stock; each director of the Company; and
all executive officers and directors of the Company as a group:

Title of          Name and Address of            Number of      Percent of
Class             Beneficial Owner (1)            Shares         Class (2)

Common            Alpha J. and Victoria Keyser        272,000,000        53%
                  525 Sutton Place
                  Longboat Key, FL 34228

Common            Thomas Cannon                         0                 0%

                                       31

Common            James E. Feiler                       0                 0%

Common            All Directors and Executive         272,000,000        53%
                  Officers as a Group

                    (1) As used in this table, "beneficial ownership" means the sole or shared power to vote or to direct the voting of a
                    security or the sole or shared investment power with respect to a security (i.e., the power to dispose of or to direct
                    the disposition of a security) (2) Figures are rounded to
                    the nearest percentage.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, CONTROL PERSONS

The following table sets forth the names and positions with the Company and ages of the executive officers and directors of the Company. Directors will be elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the
Board and their terms of office are at the discretion of the Board, except to the extent governed by employment contract.

Name               Age     Title                   Director          Expires
                                                    Since             Term
Alpha J. Keyser    63      Director, President
                           and Chief Executive
                           Officer                  1992              2001
Thomas Cannon      56      Director, Marketing
                           Director                 1993              2001
James A. Feiler    41      Director, Technical
                           Director                 2000              2001

Duties, Responsibilities and Experience

Alpha J. Keyser, Director, President and Chief Executive Officer

Since 1992, Mr. Keyser has served as the Company's President and Chief Executive
Officer. Mr. Keyser has devoted his time and efforts in the ongoing development of the Company's current business and has been able to utilize his past experience to benefit the Company's growth and expansion. Mr. Keyser has more than 30 years experience in construction, heavy equipment manufacture development operation and sales, oil and gas drilling operations, and explorative hydrogeology. Mr. Keyser has started and served as CEO of a number of successful small businesses in these areas. In 1989, he started AAA
Environmental Services Corp., an environmental services company formed for the development and marketing of equipment, technology and services in wastewater environmental clean up, solid and hazardous waste treatment and air emission control. From 1985 to 1988, he was President and owner of Algasco, Inc., a natural gas exploration and development company which drilled 19 gas wells in the vicinity of Victoria, Texas. From 1978 to 1986, he was President and owner

                                       32

of Alpha Gas Development, Inc., which was formed to do well exploration and development in Kentucky. The company leased in excess of 35,000 acres in Whitley
County, Kentucky, resulting in the discovery of one of, if not the, largest gas field in the state. In 1985, the company obtained a $500,000 grant from
Department of Energy to provide the extension of Devonian shale into southeast
Kentucky. Mr. Keyser sold the company in 1984 but remained as President and CEO until late 1986. From 1973 to 1977, he was the owner and President of Al J.
Keyser, Inc., which marketed and installed more than 60 sewage pumping stations in southwest Florida. From 1963 to 1972, he was Eastern Regional Sales Manager
for Hein-Wenner Corp. He assisted in the original controls design and pioneered the concept and sale of the larger1/2yard and up hydraulic excavators through the eastern U.S. and Canada. He became the number one producer in the company.
From 1960 to 1963, he was employed in the sales department of Bay City Shovels and was responsible for installation, demonstration and troubleshooting for a worldwide producer of heavy construction equipment, cranes, backhoes and shovels.

Thomas Cannon, Director

During the past five years, Mr. Cannon has served as the Company's marketing director and has met with potential business prospects on a continuous basis.
Mr. Cannon was instrumental in the Company's first Pollution Control Group contract. He has extensive marketing expertise, especially to the nation's airports and to the military. He is responsible for all marketing efforts and directs all sales agents. From 1991 to 1993, he was employed by Flow
International, Inc., and was responsible for sales and market development at their services division. From 1987 to 1991, Mr. Cannon founded Rampart Water
Blast, Inc., which developed technology to remove rubber and paint from runways at commercial and military airports throughout the U.S. He took the company from start-up to $3.5 million gross sales in four years. He sold the company to Flow
International. From 1980 to 1987, he formed Coastal Striping, Inc., to paint roads and runways at military bases throughout the U.S., reaching $4 million in gross sales. He closed the company when the military changed its bidding procedures and funding. From 1976 to 1980 he managed Safe Line, Inc., a company that painted highways in Ohio. From 1968 to 1976, he was employed by Standard
Oil Co. Ohio (now known as BP). He started there after graduating from college and progressed through marketing and real estate departments to become project manager.

James A. Feiler, P.G., R.E.M.

Jim joined the Company in April 2000 and currently serves as a Director of the
Company and as its Technical Director. His primary responsibilities include assisting with the marketing of the patented biofiltration system and directing the design, installation and field operations of BIFS equipment. From 1996 until joining the company, he was employed by Professional Service Industries as a
Department Manager and Consultant for Environmental Services. Primary duties included managing the Atlanta Environmental Department that conducted Phase I
Environmental Site Assessments, Phase II Environmental Site Assessments, site investigations, and remediation and asbestos/LBP/IAQ/IH services. He was also

                                       33

responsible for planning, growth and coordinating sales, marketing, and operations to achieve revenue generation, profits and quality control. From 1995 to 1996, Jim was and independent consulting geologist specializing in landfill compliance monitoring of groundwater, surface water, and leachate, petroleum and hazardous waste site investigation and corrective action implementation and oil and natural gas exploration, development, and production. Before this, Mr.
Feiler worked with environmental companies engaged in managing, designing, installing and operating soil and groundwater remediation systems for RCRA and
UST projects. Mr. Feiler has a degree in Geology from Miami University and is a licensed Geologist and a Registered Environmental Manager.

CONSULTANT

Dr. Harold Campbell

Dr. Campbell received his Ph.D. in 1983 from Claremont University, Claremont,
California. His professional background includes executive and consultative experience with the Los Angeles County Sheriff's Department (1978-1989) where he served in a variety of capacities including Head Statistical Analyst for the
Records and Statistics Bureau, Head Statistical Analyst for the Data Systems
Bureau, and Coordinator for Law Enforcement Planning for the Technical Services
Division. While with this organization, he participated in a variety of specialized task forces including the Data Systems Support Team for the 1984
Olympic Games, the Los Angeles County Forum 2000 Planning Commission, and the
Mobile Digital Communications Projects.

Dr. Campbell's professional academic career includes Adjunct Professor positions for the California State University - Long Beach, Northrup University and the
Northrup Engineering Institute. Since 1990, Dr. Campbell has been affiliated with the California State University - Humboldt campus as a full Professor of
Computing Science and has served as the Senior Chairman for Computer Science and
Information Systems for the California State University system.

Dr. Campbell currently holds the position of Senior Consultant for Information
Systems with the Company. His responsibilities include the provision of guidance and leadership with the Company's wireless Internet products, coordination with vendors and suppliers of OEM equipment, participation in the development of business strategies and operational level plans, coordination of new market ventures, and research and design of new products. In addition, Dr. Campbell is responsible for the development of Company press announcements to assure technical accuracy, and serves as one of the principal advisors to the Chairman of the Board for the Company.

ITEM 6.  EXECUTIVE COMPENSATION

Al Keyser has received no compensation for serving in the capacity of President and Chief Executive Officer. Mr. Keyser is the only executive officer of the
Company. Mr. Keyser, as "Tenancy by the Entireties" ownership with Victoria

                                       34

Keyser, his wife, is the beneficial owner of 272,000,000 shares of the Company's common stock.

Should the Company become profitable and produce commensurate cash flows from operations, compensation for Mr. Keyser will be reviewed, modified as appropriate and approved by the Company's Board of Directors.

It is the responsibility of the Company's officers and its Board of Directors to determine appropriate compensation programs for key personnel. Such determination and timing thereof will be based upon such factors as equity sales, operating cash flows, capital requirements, and other similar factors incorporated into the Company's business plan.

There are no annuity, pension, or retirement benefits proposed to be paid to officers, directors, or employees of the Company in the event of retirement at a normal date pursuant to any presently existing plan provided or contributed to by the Company, or any of its subsidiaries, if any.

Key Officer and Employee Employment Agreements

As part of the acquisition of Beach Access.Net and related entities, the Company negotiated employment contracts with the key managers

A five-year employment agreement was signed with Jay Knabb, CEO of Beach
Access.Net, Inc. and the former owner, providing for the following:

     o   Annual salary of $60,000;

     o   Options to purchase additional shares of restricted common stock for
         $.001 per share as follows (contingent upon certain performance criteria being met)

         o  3,250,000 shares at any time
         o  4,000,000 shares beginning January 1, 2001
         o  4,000,000 shares beginning January 1, 2002
         o  4,000,000 shares beginning January 1, 2003

     o   A covenant not to compete for a two-year period in certain, as defined, businesses.

The employment of Jay Knabb was terminated and the Company commenced litigation against Mr. Knabb alleging various improprieties in connection with his employment at Beach Access.

This case was filed in South Carolina State Court, the Court of Common Pleas,
Fifteenth Judicial Circuit. The proceeding began on December 20, 2000. The principal parties are BIFS Technologies Corporation (BIFS) and Jasper Knabb

                                       35

(Knabb). BIFS alleged that Knabb had misrepresented his ownership of BeachAccess thus causing BIFS to attempt to purchase BeachAccess from Knabb and to enter into an employment agreement with him. Knabb did not own BeachAccess nor did he have rights during the sale of BeachAccess to the ownership rights. BIFS sought to rescind the employment contract and recover the salary and stock options paid to Knabb. The Lower Court found that BIFS was not required to continue Knabb's employment or pay for future payments under the employment contract, however, the Court refused to rescind the agreement as requested and allowed Knabb to keep the stock options paid and those contemplated under the employment contract and those negotiated in the sale of BeachAccess. This ruling was appealed to the
South Carolina Court of Appeals in Columbia, South Carolina. The appeal, filed
August 21, 2001, argues that since the Court found that Knabb's behavior was excessive enough to warrant the forfeiture of his employment, it was excess enough to warrant the loss of any stock or stock options paid and the agreement should have been rescinded. The relief sought is to have the stock certificates returned that were paid to Knabb.

Kenneth Bourg is the principal of Revcon Technologies, Inc. which was acquired by the Company. Paul Aubin is the principal of Alliance Computer Systems, LLC, which was acquired by the Company. Each principal has entered into identical five year employment agreements with Beach Access.Net, Inc., which provides for the following:

     o   Annual salaries aggregating $110,000;

     o   Options to purchase additional shares of restricted shares of common stock for $.001 per share as follows:

         o  1,000,000 restricted shares contingent upon certain performance criteria associated with mobile wireless Internet operation being met;
         o  1,000,000 restricted shares contingent upon certain further performance criteria associated with mobile wireless Internet operation being met;

     o   A covenant not to compete for a two-year period in certain, as defined, businesses.

Compensation of Directors

All directors will be reimbursed for expenses incurred in attending Board or committee meetings. Directors do not receive any other compensation from the
Company.

Stock Option Plan and Non-Employee Directors' Plan

No stock option plan, other than stock purchase options negotiated as a condition of employment for certain key employees, has been set forth, and no non-employee directors' plan has been instituted. The Company may decide, at a

                                       36

later date, and reserves the right to, initiate these plans as deemed necessary by the Board.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company completes a thorough due diligence process in hiring its consultants and key personnel. The following sets forth shares issued to such key personnel as a result of the exercise of options.

Name                  # of Shares      Relationship       Date Acquired

Dr. Harold Campbell         3,500,000        Consultant           8/14/00

Paul Aubin                    238,534        Manager,
                                             Beach Access         8/21/00
                              706,667                             8/29/00
                              706,667                             11/1/00

Kenneth Bourg                 566,133        Manager of R&D       8/14/00
                              293,333                             11/1/00

Certain family members of the Company's President own shares of the Company's common stock as set forth below:

Alpha J. Keyser, President and CEO, is related to the following shareholders:

Name                  # of Shares      Relationship       Date Acquired

Victoria Keyser           272,000,000        Wife                 1992 - 93

These shares are owned as "Tenancy by the Entireties".

The following describes the shareholder notes payable and when they were issued.
The notes bear 0% interest, payable on demand:

         Name                   Year                               Amount
         Wall                      1993                                $  12,500
         Menuez                    1993                                   25,000
         Erb                       1993                                   25,000
         Wilson                    1993                                   40,000
         Wolf                      1994                                    6,400

                                       37

         Harthorn                  1994                                   20,000
         Dewitt                    1994                                   40,000
         Harthorn                  1995                                   30,000
         Schriner                  1995                                   20,000
         Breen                     1995                                   10,000
         McCulley                  1995                                   20,000
         Dermanaris                1996                                   20,000
         Grave                     1996                                   20,000
         Dermanaris                1997                                   10,000
         Smith                     1997                                   20,000
         Tarolario                 1997                                   10,000
         Thomas                    1997                                   20,000
         Total                                                        $  348,900

ITEM 8.  DESCRIPTION OF SECURITIES

The Company's Articles of Incorporation authorize the issuance of 800,000,000 shares of common stock, $.00001 par value per share, of which 512,890,716 shares are outstanding as of June 30, 2000 . In March 2000, effective April 15, 2000, the Company's Board of Directors approved a 100:1 stock split. In conjunction with this stock split, the par value of the Company's stock was changed to
$.00001.

The Company is not authorized to issue shares of preferred stock. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of
Directors in its discretion, from funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share, pro rata, all assets remaining after payment in full of all liabilities.

Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are validly issued, fully paid and non-assessable. The Company has not authorized any Preferred stock, Convertible stock, or Warrants as of the date of this filing.

Transfer Agent

The transfer agent for the common stock is Florida Atlantic Stock Transfer,
Inc., 7130 Nob Hill Road, Tamarac, Florida 33321.

                                       38

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
         OTHER SHAREHOLDER MATTERS

The common stock is currently quoted on the National Daily Quotation Bureau Pink
Sheets operated by The NASDAQ Stock Market, Inc. under the symbol "BIFT." The following table sets forth the high and low last sale prices for the common stock for each fiscal quarter, or interim period, in which the common stock has been publicly traded. These prices do not reflect retail mark-ups, markdowns or commissions and may not represent actual transactions.

         Quarter Ended                   Low                High
         September 30, 1998                  $0.050               $0.050
         December 31, 1998                   $0.015               $0.050
         March 31, 1999                      $0.007               $0.040
         June 30, 1999                       $0.005               $0.025
         September 30, 1999                  $0.001               $0.006
         December 31, 1999                   $0.001               $0.005
         March 31, 2000                      $0.007               $0.200
         June 30, 2000                       $0.047               $0.469
         September 30, 2000                  $0.205               $2.000
         December 31, 2000                   $0.048               $0.070

The quarterly prices have been adjusted to reflect a split of the Company's stock. In March 2000, effective April 15, 2000, the Company's Board of Directors approved a 100:1 forward stock split. In conjunction with this stock split, the par value of the Company's stock was changed from $0.001 to $0.00001. The effect and timing of the split had no effect on the Special Services Agreement other than to make the appropriate adjustment in the number of shares issued and the price per share.

The Company's shares of common stock are not registered with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended
(hereinafter referred to as the "Act") and are restricted securities with the exception of 87,500,000 shares issued pursuant to Rule 504, Regulation D.

Since its inception, the Company has not paid cash dividends on its common stock. It is the present policy of the Company not to pay cash dividends and to retain future earnings to support the Company's growth. Any payments of cash dividends in the future will be dependent upon, among other things, the amount of funds available therefor, the Company's earnings, financial condition, capital requirements, and other factors which the Board of Directors deems relevant.

                                       39

As of December 31, 2000, there were approximately 232 shareholders of common stock of record.

ITEM 2.  LEGAL PROCEEDINGS

In December 2000, the former owner of the Myrtle Beach operation was terminated by the Company. Subsequently, the former owner notified the Company in writing of his intention to exercise the options on the remaining 12,000,000 shares of restricted stock. If exercised on the termination date, the stock options would be valued at $2,952,000. This amount is based on valuing the stock on the termination date using its averaged simple traded value over a defined period, less a 15% discount because of its restricted nature.

On December 31, 2000, the Company has instituted legal action to void the employment contract and issuance of the 12,000,000 option shares. In the opinion of management and legal counsel the Company will prevail in their legal proceedings against the former employee and the employment agreement and associated stock options will be voided.

Subsequent to June 30, 2001, the South Carolina Court ruled in favor of the former employee against BIFS Technologies Corp. It is the intention of the
Company to appeal this decision. An appeal was filed on August 20, 2001. It is the opinion of the Company's legal counsel that the Company will prevail in this legal case.

The Company is involved in certain claims and other legal actions arising in the ordinary course of business. There can be no assurances that these matters will be resolved on terms acceptable to the Company. In opinion of management, based upon the advice of counsel and consideration of all facts available at this time, the ultimate disposition of these matters will not have a material adverse effect on the financial position, results of operations or liquidity of the
Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There are no changes in or disagreements with accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

Private Placements

On March 31, 1999, the Company entered into a cancelable special services agreement with The Baldridge Company, an unrelated active participation investor. Pursuant to this agreement, Baldridge was to provide various public relations and marketing services to the Company in exchange for the right to purchase 87,500,000 shares of the Company's stock for $1,000,000. The purchase of these shares was structured in stages, at varying per share prices ranging from $.0025 to $.20 per share. At March 31, 1999, the shares associated with this agreement were recorded as subscribed common shares.

                                       40

In accordance with the above agreement, upon collection of the initial installment subscription price for the first stage, 25,000,000 shares of common stock were issued. For these shares, the $812,500 difference between the fair value of the stock at March 31, 1999, and its selling price has been recorded as stock promotion expense. This was the only stage exercised by Baldridge.

On or about September 1, 1999, the Company was delisted from the OTCBB.
Baldridge decided at that time not to continue purchasing the stock as agreed and defaulted on the contract. The Company notified Baldridge of the default and gave the required ten-day notice as specified in the contract.

Subsequently, the Company reduced the subscription price on the remaining
62,500,000 shares to $0.005 per share. In the accompanying financial statements the stock subscription receivable was adjusted to reflect the revised subscription price.

On March 4, 2000, the Company entered into an agreement with Harding Asset
Funds, Inc. to purchase the remaining 62,500,000 shares for $0.005 or a total of
$312,500. Harding was one of the original partners with Baldridge.

                                       41

The Company terminated the relationship with Harding Asset Funds, Inc. for non-performance. Therefore, the only relationship with the Company is that of investor.

Effective April 1, 2000, the Company purchased all outstanding shares of Beach
Access.Net for 1,750,000 shares of common stock. These shares were previously issued pursuant to Rule 504 of Regulation D and subsequently returned to an escrow account to be held for acquisition and business related purposes. The
Company also issued 8,600,000 to acquire other related business assets and operations. These shares were issued pursuant to Section 4(2) of the Securities
Act of 1933, as amended.

In connection with the Beach Access.Net, Inc. transaction, the Company issued to the former owner and certain employees of Beach Access.Net, Inc., 8,000,000 shares as signing bonuses and additional compensation. The shares were issued under either Rule 504 or Section 4(2) of the Securities Act of 1933. In
addition, 3,200,000 shares were issued to the prior owner of Beach Access in connection with the exercise of an option set forth in his employment agreement.
The shares were issued under Section 4(2) of the Securities Act of 1933.

In May of 2000, Beach Access.Net, Inc. acquired all common stock of Revcon
Technologies and Alliance Computer Systems for an aggregate of 2,000,000 options to acquire shares of the Company's common stock issued pursuant to Section 4(2)
of the Securities Act of 1933, as amended. In June 2000, the options for the
2,000,000 shares were exercised pursuant to the terms of the employment agreements. On August 1, 2000, the employment agreements were modified and an additional 180,000 shares of the Company's common stock were issued pursuant to
Section 4(2) of the Securities Act.

The Company issued 3.5 million unregistered shares of its common stock to Dr.
Harold Campbell for his role as a consultant to the Company. The Company issued an aggregate of 1,651,868 shares to Paul Aubin and an aggregate of 859,466 shares to Kenneth Bourg upon the exercise of options received by Mr. Aubin and
Mr. Bourg in connection with the acquisition of each of their respective companies.

In March 2000, the Company issued 20,000 shares of its pre-split common stock to legal counsel for services provided and to be provided in fiscal 2000.

In June 2000, the following accredited, pre-existing shareholders purchased additional shares pursuant to Section 4(2) :

     Margaret Wilson Trust                 625,000

                                       42

     CW Erb                                714,286
     Donavan D. Harthorn                 1,785,715
     Dale A. Dewitt, Trust               1,785,715

For the period March 27, 2001 through September 6, 2001, the following accredited, pre-existing shareholders purchased additional shares pursuant to
Section 4(2):

     CW Erb                              1,000,000
     Richard Martin                      1,000,000
     Dale A. DeWitt Trust                1,363,636
     Daniel M. Lurvey Trust              1,000,000
     Dale A. DeWitt Trust                1,000,000
     Margaret Wilson Trust               1,000,000
     CW Erb                              1,000,000

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Chapter 607 of the Florida Statutes provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Florida corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director.

Section 607.0850 of the Florida Statutes permits a corporation, by so providing in its certificate of incorporation, to eliminate or to limit a director's liability to the corporation and its stockholders for monetary damages arising out of certain alleged breaches of their fiduciary duty. Section 607.0850 provides that no such limitation of liability may affect a director's liability with respect to any of the following: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not made in good faith or which involve intentional misconduct of knowing violations of law; (iii) liability for dividends paid or stock repurchased or redeemed in violation of the Florida General Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit. Section 607 does not authorize any limitation on the ability of the corporation or its stockholders to obtain injunctive relief, specific performance or other equitable relief against directors.

Article IX of the Company's Articles of Incorporation and the Company's By-laws provide that all persons who the Company is empowered to indemnify pursuant to the provisions of Section 607 of the Corporation laws of the State of Florida
(or any similar provision or provisions of applicable law at the time in effect), shall be indemnified by the Company to the fullest extent permitted thereby. The foregoing right of indemnification is not deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

                                       43

Article IX of the Company's Articles of Incorporation provides that no director of the Company will be personally liable to the Company or its stockholders; (i)
for any monetary damages for breaches of fiduciary duty of loyalty to the
Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under
Section 607 of the Florida Statutes, or (iv) for any transaction from which the director derived an improper personal benefit.

                                       44

                                    PART F/S

FINANCIAL STATEMENTS

The audited financial statements of the Company are prepared by and are the responsibility of management. B2d Semago (f/k/a Semago & Company, P.A.),
Certified Public Accountants, have provided and are responsible for their audit report on these financial statements and are located at 601 N. Ashley Drive,
Suite 700, Tampa, Florida 33602. The financial statements required by Regulation
S-X commence on page F/S 1 hereof in response to this Item of this Registration
Statement on Form 10-SB and are incorporated herein by this reference.

                                       45

                                    PART III
ITEM 1.       INDEX TO EXHIBITS

 2            Reorganization Agreement (not applicable)

 3            3.1 Articles of Incorporation and Amendments (1)
                  3.1.1 Articles of Amendment (2)
              3.2 By_Laws (1)

 4            Instruments defining the rights of holders (refer to exhibit 3)

 9            Voting Trust agreement (not applicable)

10            Material contracts
              10.1 Beach Access.Net, Inc., Stock Purchase Agreement (2)
              10.2 Alliance Computer Systems, LLC, Agreement
                   for Sale of Business Assets (2)
              10.3 Revcon Technologies Corp., Stock Purchase Agreement (2)
              10.4 Form of MidAmerica St. Louis Airport contract (3)
              10.5 Interactive Internet Services Agreement (3)
              10.6 National Sales Agreement (3)
              10.7 Letter of Intent (3)
              10.8 Active Participation Investor Special Services Agreement (3)
              10.9 Form of Harding Asset Funds Agreement (4)

11            Statement re: Computation of per share earnings (not applicable)

21            Subsidiary of the Registrant

24            Power of Attorney (not applicable)

99            Additional Exhibits
--------------------

(1)  Incorporated by reference to our Registration Statement on Form 10-SB filed
     February 3, 2000, file no.0-29329
(2)  Incorporated by reference to our Registration Statement on Form 10-SB/A-2 filed October 13, 2000, file no. 0-29329.
(3)  Incorporated by reference to our Registration Statement on Form 10-SB/A-3 filed March 30, 2001, file no. 0-29329.
(4)  Incorporated by reference to our Registration Statement on Form 10-SB/A-4 filed September 7, 2001, file no. 0-29329.

                                       46

                                 SIGNATURE PAGE

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2002                      BIFS Technologies Corporation

                                     By:   /s/ Alpha J. Keyser
                                           Alpha J. Keyser, President and CEO
                                           (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange act of 1934, this registration statement has been signed below by the followings persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: April 25, 2002                 By:   /s/ Alpha J. Keyser
                                           Alpha J. Keyser, Chairman

Date: April 25, 2002                 By:   /s/ Thomas Cannon
                                           Thomas Cannon, Director

Date: April 25, 2002                 By:   /s/ James A. Feiler
                                           James A. Feiler, Director

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